Exhibit 99.1

BEST Inc. Announces Changes to its Board of Directors

HANGZHOU, China, September 30, 2024 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced that Ms. Xiao Hu has resigned from her position as a director of the Company due to personal reasons, effective September 5, 2024. Ms. Hu was nominated by Alibaba Group Holding Limited (“Alibaba”) and Cainiao Smart Logistics Network Limited (“Cainiao Network”) as an Alibaba Director under the Company’s amended and restated memorandum and articles of incorporation. Ms. Hu has confirmed that she has no disagreement with the Company’s board of directors (the “Board”) and there is no other matter relating to her resignation that needs to be brought to the attention of the Company’s shareholders.

The Company also announced that Alibaba (including Cainiao Network) has appointed Mr. Lei Jin as an Alibaba Director under the Company’s amended and restated memorandum and articles of incorporation on September 5, 2024.

Mr. Lei Jin is a Senior Legal Director of Alibaba Group Holding Limited, responsible for legal matters relating to Alibaba’s strategic investments in China and overseas. Prior to joining Alibaba, Mr. Jin was a Senior Legal Counsel at D. E. Shaw group’s Hong Kong office and then General Counsel at Symmetry Investments. Prior to that, Mr. Jin was an associate at O’Melveny & Myers LLP, and Baker & McKenzie LLP. Mr. Jin received a bachelor’s degree in English literature from Beijing Foreign Studies University, an LL.B. from Peking University Law School, and a J.D. from Columbia Law School. He is admitted to practice law in the State of New York and Hong Kong.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST’s ability to maintain and enhance its ecosystem; BEST’s ability to compete effectively; BEST’s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com